Twin Cities
The HIT is helping the Twin Cities meet a range of housing needs with investments in 50 projects.

Selected HIT Projects

News

Saint Paul Mayor Coleman in State of City:

“The Penfield Brought Several Hundred Jobs

to the City During a Time of High Unemployment”

HIT Appreciates Union Workers in

Saint Paul

HIT Invests $29.8 Million to Renovate

Seward Towers in Minneapolis, Modernizing

640 Multifamily Rental Units

HIT Impacts
Projects Photo Gallery

* Figures provided by Pinnacle Economics are estimates calculated using an IMPLAN input-output model based on HIT and subsidiary Building America project data. Data current as of March 31, 2018. Since inception dates from 1984-1Q 2018. In 2017 dollars.